SECUR 13011944 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clark Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

706 Green Valley Road, Suite 500
(No. and Street)

Greensboro	NC	27408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Davis (972) 467-3147
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 28 2013 REGISTRATIONS BRANCH 16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1303-1045190

CD 4/1/13

Oath or Affirmation

I, Pat Davis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities, Inc. as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Guilford County, North Carolina
Signed and sworn to before me on February 21, 2013.

Pat Davis
Financial & Operations Principal

Notary Public Chari Cruickson
My commission expires on November 23, 2013.

CHARI L. CRUICKSON NOTARY PUBLIC GUILFORD COUNTY, NC

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
(X)	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Clark Securities, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

Clark Securities, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Clark Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2012

Contents

1303-1045190

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Clark Securities, Inc.

We have audited the accompanying financial statements of Clark Securities, Inc. (the Company) which comprise of the statement of financial condition as of December 31, 2012, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

March 14, 2013

Clark Securities, Inc.

Statement of Financial Condition
(Dollars in thousands, except for share data)

December 31, 2012

Assets		
Cash	**$**	**1,572**
Commissions receivable, net of allowance (2012: $0)		**393**
Commissions receivable from affiliates		**221**
Deferred tax asset, net		**13**
Prepaid expenses and other assets		**60**
Recoverable from parent under tax allocation agreement		**105**
Total assets	**$**	**2,364**
Liabilities and stockholder's equity		
Liabilities		
Commissions payable	**$**	**441**
Due to affiliates		**694**
Bonuses payable		**73**
Accounts payable and other accrued expenses		**46**
Total liabilities		**1,254**
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized and issued		**15**
Additional paid-in capital		**1,089**
Retained earnings		**6**
Total stockholder's equity		**1,110**
Total liabilities and stockholder's equity	**$**	**2,364**

See accompanying notes.

Clark Securities, Inc.

Statement of Operations
(Dollars in thousands)

December 31, 2012

Revenues		
Commission and fee income	$	5,120
Total revenues		5,120
Expenses		
Commissions		1,105
Operating expenses		2,210
Total expenses		3,315
Income before income taxes		1,805
Income tax expense		
Income tax expense		642
Net income	$	1,163

See accompanying notes.

Clark Securities, Inc.

Statement of Changes in Stockholder's Equity
(Dollars in thousands)

December 31, 2012

Common Stock	**$**	**15**
Additional Paid-in Capital		
Balance at beginning of year	**$**	**1,947**
Capital contribution from parent		**28**
Return of capital to parent		**(886)**
Balance at end of year	**$**	**1,089**
Retained Earnings		
Balance at beginning of year	**$**	**-**
Net income		**1,163**
Dividend to parent		**(1,157)**
Balance at end of year	**$**	**6**
Total Stockholder's Equity	**$**	**1,110**

See accompanying notes.

Clark Securities, Inc.

Statement of Cash Flows
(Dollars in thousands)

December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,163
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Changes in:		
Commissions receivable		23
Commissions receivable from affiliate		(13)
Receivable from parent under tax allocation agreement		(128)
Due to affiliates		(1,371)
Deferred income taxes, net		10
Commissions payable		337
Prepaid expenses and other assets		49
Accounts payable and other accrued expenses		(131)
Bonuses payable		40
Net cash and cash equivalents used in operating activities		(21)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent		28
Return of capital to parent		(886)
Dividend to parent		(1,157)
Net cash and cash equivalents used in financing activities		(2,015)
Net decrease in cash and cash equivalents		(2,036)
Cash and cash equivalents, beginning of year		3,608
Cash and cash equivalents, end of year	$	1,572
Supplemental cash flow information		
Net cash paid during the year for income taxes	$	732
Net cash paid during the year for interest	$	1

See accompanying notes.

Clark Securities, Inc.

Notes to Financial Statements
(Dollars in Thousands)

December 31, 2012

1. Summary of Significant Accounting Policies

Clark Securities, Inc. (the Company) is a wholly owned subsidiary of Clark Consulting, LLC (Clark Consulting or the Parent), a limited liability company. Clark Consulting is a wholly owned subsidiary of AUSA Holding Company (AUSA), an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In December 2010, the Company announced the decision to discontinue new sales. Prior to this decision, the Company was engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts principally to large U.S. corporations.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash include cash on hand and on deposit. Bank overdrafts and certain short term borrowings are classified as a liability.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

1. Summary of Significant Accounting Policies (continued)

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued.

2. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company received such contributions from Clark Consulting of $28 at December 31, 2012. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

(Dollars in Thousands)

2. Income Taxes (continued)

The provision for income tax expense (benefit) consists of the following for the year ended December 31, 2012:

	2012
Current income tax expense:	
Federal	$ 611
State	21
Total current income tax expense	$ 632

	2012
Deferred income tax expense (benefit):	
Federal	$ 15
State	(5)
Total deferred income tax expense (benefit)	$ 10
Total income tax expense (benefit)	$ 642

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

(Dollars in Thousands)

2. Income Taxes (continued)

Deferred income taxes consist of the following for the year ended December 31, 2012:

	2012
Deferred tax assets	$ 64
Deferred tax liabilities	(51)
Net deferred tax asset	$ 13

At December 31, 2012, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2012. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such penalties or interest in its financial statements for the year ended December 31, 2012. The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

(Dollars in Thousands)

3. Related Party Transactions

The Company receives commission revenue from affiliates under the terms of representative agreements. Commission revenue from affiliates was $2,747 during the year ended December 31, 2012.

The Company records dividends and returns capital to its parent based on commission income less general and administrative expense and income tax allocations from the Parent. Timing and accruals can cause the distribution to its Parent to fluctuate. Dividends to its Parent during the year ended December 31, 2012 were $1,157. Return of capital to the Parent during the year ended December 31, 2012 was $886. The Company received $28 of capital contribution as part of the tax sharing agreement from AUSA during 2012.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $1,311 for the year ended December 31, 2012.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2012, the Company had net capital of $687, which was $603 in excess of its required net capital of $84. The Company's ratio of aggregate indebtedness to net capital was 1.82 to 1 in 2012.

5. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

1303-1045190

Clark Securities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Dollars in Thousands)

December 31, 2012

Computation of net capital				
Total stockholder's equity			$	1,110
Nonallowable assets and deductions:				
Commissions receivable	$	245		
Other assets		178		
Total nonallowable assets and deductions				423
Net capital			$	687
Computation of alternative net capital requirement				
Aggregate indebtedness	$	1,254		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness)			$	84
Excess net capital			$	603
Ratio of aggregate indebtedness to net capital				182%

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2012 submitted on March 14, 2013 with a reconciliation between the origionally file FOCUS Part IIa and the amended version.

Clark Securities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2012

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.

Ernst & Young LLP

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